IMCOR Pharmaceutical Co.
P.O. Box 2380
La Jolla, CA 92037

October 11, 2006

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Sonia Barros

Re:	IMCOR Pharmaceutical Co. Withdrawal of Registration Statement on Form SB-2 File No. 333-122625, Filed on February 8, 2005

Dear Ms. Barros:

IMCOR Pharmaceutical Co. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the withdrawal of its Registration Statement on Form SB-2 (File No. 333-122625) filed on February 8, 2005, as amended on April 14, 2005 (the “Registration Statement”). Given the Company’s current financial circumstances as reported in its Form 10-QSB for the quarter ended June 30, 2006 and its goal to maximize the funds available to its creditors, the Company’s board of directors has determined that the Company will not continue to pursue its efforts to effect the Registration Statement. No securities have been sold pursuant to the Registration Statement.

Please forward a copy of the order consenting to the withdrawal of the Registration Statement to Matthew I. Hafter, Esq. via facsimile at (312)558-1195.

If you have any questions, please contact Matthew I. Hafter of Grippo & Elden LLC, legal counsel to the Company in connection with the Registration Statement, at (312)704-7733.
Sincerely,

IMCOR Pharmaceutical Co.

By: /s/ Brian M. Gallagher
Brian M. Gallagher, Chairman of the Board of Directors